METALINK LTD.
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NOTICE OF THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 28, 2021

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To the Shareholders of Metalink Ltd. (“we,” “Metalink” or the “Company”):

Notice is hereby given that the 2021 Annual General Meeting of Shareholders (the “Meeting” or the “Annual General Meeting”) of Metalink will be held on Tuesday, December 28, 2021 at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel, for the following purposes:

1.To re-elect Messrs. Joseph Winston, Daniel Magen, Roy Kol and Ron Mekler, as directors;

2.To re-elect Mr. Avi Mann as external director for a period of three years;

3.To re-elect Ms. Mor Kaniel as external director for a period of three years;

4.To approve the re-appointment of Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

5.To review and consider the audited financial statements of the Company for the year ended December 31, 2020.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than seven (7) days following the date hereof, i.e., until November 29, 2021 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the proxy statement.

The Company’s Board of Directors recommends a vote FOR approval of each of Items 1-4. Item 5 will not require a vote by shareholders.

Shareholders of record at the close of business on November 23, 2021 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person. In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and to promptly mail it in the enclosed pre-addressed envelope, so as to be received not later than seventy-two (72) hours before the Meeting.  No postage is required if mailed in the United States.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

/s/ Joseph Winston
Chairman of the Board of Directors

Dated:  November 22, 2021

METALINK LTD.

c/o Top Alpha Capital Ltd.

Haaliya 24, Beit-Yitzhak 4292000, Israel

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PROXY STATEMENT

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2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Introduction

This Proxy Statement is being furnished to holders of ordinary shares of Metalink Ltd. (“we,” “Metalink” or the “Company”) in connection with the solicitation of proxies by the Board of Directors for use at the 2021 Annual General Meeting of Shareholders (the “Meeting” or the “Annual General Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2021 Annual General Meeting of Shareholders.

The Meeting will be held on Tuesday, December 28, 2021, at 3:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel. In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•"we", "us", "our", "Metalink", or the "Company" are to Metalink Ltd. and its subsidiaries;

•"dollars" or "$" are to United States dollars;

•"NIS" or "shekel" are to New Israeli Shekels;

•the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

•the "SEC" are to the United States Securities and Exchange Commission;

•"ordinary shares" or “shares” are to our ordinary A shares, NIS 1.0 par value per share; and

•"2021 Annual Report" or “Annual Report” are to the annual report on Form 20-F we filed with the SEC on April 29, 2021.

Purpose of The Meeting

It is proposed that at the Meeting the following resolutions shall be adopted:

1.To re-elect Messrs. Joseph Winston, Daniel Magen, Roy Kol and Ron Mekler, as directors;

2.To re-elect Mr. Avi Mann as external director for a period of three years;

3.To re-elect Ms. Mor Kaniel as external director for a period of three years; and

4.To approve the re-appointment of Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so.

At the Meeting, we will also review and consider the audited financial statements of the Company for the year ended December 31, 2020.

The Company currently is not aware of any other matters which will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

The Company’s Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Record Date; Outstanding Voting Securities; Quorum

Only holders of record of the Ordinary Shares, as of the close of business on the record date, November 23, 2021 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. As of November 1, 2021, the Company had 1,255,640 Ordinary Shares issued and outstanding (i.e., excluding treasury shares). Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

A quorum must be present in order for the Meeting to be held.  The presence, in person or by proxy, of at least two of the Company’s shareholders holding shares that are entitled to vote in the aggregate at least one-third (1/3) of the voting power of the Company on the Record Date will constitute a quorum for the transaction of business at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Tuesday, January 4, 2022 at the same time and place or any other date and place as the as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Voting and Proxies

Shareholders who are unable to attend the Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received by the Company not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

If no direction is indicated with respect to any matter on a properly executed proxy, such proxy will be voted in accordance with the Board of Director’s recommendation. If any other matters are properly presented for action at the Meeting (which is currently not anticipated), the proxy holders will vote on such matters in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time before the exercise thereof by filing with the Company a revocation in writing or a duly executed proxy bearing a later date. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Metalink Ltd., c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel, Attention: Daniel Magen, CEO and CFO.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors.  Proxies are being mailed to shareholders on or about November 26, 2021 and will be solicited primarily by mail.

However, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of the Company’s Ordinary Shares.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

Position Statements

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the Company not later than 10 days prior to the meeting date, i.e., by December 18, 2021.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our Chief Executive Officer and Chief Financial Officer at the following address: Metalink Ltd., c/o Top Alpha Capital Ltd., Haaliya 24, Beit-Yitzhak 4292000, Israel, Attention: Daniel Magen, CEO and CFO. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Executive Officer and Chief Financial Officer must receive the written proposal no later than seven (7) days following the date hereof, i.e., until November 29, 2021.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the

Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law. The Company may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of November 1, 2021, by (i) each person who is known by us to own beneficially more than 5% of the outstanding Ordinary Shares and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from information furnished by the individual or entity to the Company or from public filings.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Daniel Magen (3)	670,000	53.4%
Tzvi Shukhman (4)	100,000	7.4%
Directors and Officers as a group (consisting of 3 persons)	670,000	53.4%

1.Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of November 1, 2021.

2.The percentage of outstanding ordinary shares is based on 1,255,640 ordinary shares outstanding as of November 1, 2021 (excluding 1,435,217 treasury shares). Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of November 1, 2021 are treated as outstanding only for the purposes of determining the percentage owned by such person or group.

3.The record holder of the 670,000 shares is Top Alpha Capital S.M. Ltd., an Israeli company wholly owned by Mr. Magen. Based on a Schedule 13D/A filed by Top Alpha with the SEC on March 8, 2017. Mr. Magen is considered our indirect controlling shareholder by virtue of his control of Top Alpha and serves as our CEO, CFO and as a director.

4.Consists of options exercisable into 100,000 Ordinary Shares issuable upon exercise of stock options, exercisable within 60 days of November 1, 2021, at an exercise price of $1.50 per share, all of which are fully vested and expire on December 31, 2021.

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 – ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

The Company currently has a Board of six directors. Directors of the Company, other than  external directors, are elected at each annual meeting of shareholders.

At the Meeting, shareholders will be asked to re-elect Mr. Joseph Winston, Mr. Daniel Magen, Mr. Roy Kol and Mr. Ron Mekler as members of the Company’s Board of Directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the four (4) nominees named above as directors of the Company, each to hold office until the next annual general meeting or until his successor shall have duly taken officer.

In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. In addition, the Company is not aware of any understandings or agreements with respect to the future election of any nominees named herein.

The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Our Board of Directors has determined that Mr. Mekler is independent within the meaning of the Companies Law and subject to his re-election, he will continue to serve as a member of our Audit and Compensation Committees. Reference is made to the above chart entitled “Ownership of Ordinary Shares” for information pertaining to share ownership by certain nominees. If elected, the nominees will be entitled to the compensation described under "Executive Compensation" below.

A brief biography of each director nominee is set forth below:

Joseph Winston, 41, has served as Chairman of our Board of Directors since March 2017. He is the Chief Financial Officer of Finext Capital, a subsidiary of the Futureal Group, a European real estate developer. From November 2007 until June 2011, Mr. Winston worked as an analyst and portfolio manager at Erez Investments, a subsidiary of Vision Sigma Ltd. (TASE: VISN). Mr. Winston has a B.A. in economics with a minor in business from the University of California, Berkeley and an M.B.A. in finance and strategy from the UCLA Anderson School of Management. Mr. Winston earned the right to use the Charted Financial Analyst designation in 2005.

Daniel Magen, 51, has served as our director since March 2017. Effective December 2017, Mr. Magen also serves as our Chief Executive Officer and Chief Financial Officer. He currently also serves as the sole director of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Magen has a B.A. in economics and accounting from Tel Aviv University. Mr. Magen is a certified public accountant.

Roy Kol, 38, has served as our director since March 2017. He is the VP Investments of Top Alpha Investment House, an affiliate of Top Alpha Capital S.M. Ltd., a controlling shareholder of the Company. Mr. Kol has a B.A. in economics with a specialty in business management from Ben Gurion University. Mr. Kol holds a portfolio management license from the Israel Securities Authority.

Ron Mekler, 47, has served as our director since June 2018. He is the Chief Financial Officer at a large health services organization. Mr. Mekler previously served as CFO and as a Controller in several international industrial and real estate companies. Mr. Mekler has a B.A. in economics and accounting from Ben Gurion University and an M.B.A. in business administration with a specialty in finance and tax from the Ono Academic College. Mr. Mekler is a certified public accountant.

The Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Joseph Winston be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Daniel Magen be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Roy Kol be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Ron Mekler be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

Required Vote

Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR the election of the said nominees.

Other Directors Continuing in Office (see also Proposals 2 and 3)

Avi Mann, 58, has served as our external director since June 2018. He is the Chief Executive Officer of Ezer Construction, a privately held company that provides marketing, engineering and technological solutions for construction projects to a number of international companies. Mr. Mann has a BSc in mechanical engineering from the Technion, Israel Institute of Technology with a specialty in energy systems and an M.B.A. in business administration with a specialty in strategic management, marketing, human resources, systems management and organizational structure from the Technion, Israel Institute of Technology.

Mor Kaniel, 31, has served as our external director since June 2018. Since May 2019, Ms. Kaniel is an economist in the finance department of Soglowek Ltd., a food manufacturer and supplier. Prior thereto, from February 2017 to April 2019, she was the Head of Finance of the Retail Division of Alpha Cosmetics Ltd. Ms. Kaniel has a B.A. in economics and business administration from Bar Ilan University.

Executive Compensation

The aggregate remuneration we paid for the year ended December 31, 2020 to our directors and executive officers (six persons during 2020), was approximately NIS 26,000 (equivalent to $8,100) in salaries, fees, commissions and bonuses. There were no amounts set aside or accrued to provide for pension, retirement or similar benefits.

As approved by our shareholders, commencing June 2018, our external directors, including Messrs. Mann and Kaniel, and our independent directors, including Mr. Mekler, and such other external and independent directors who may serve the Company from time to time are entitled to receive the minimum compensation permitted for external directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 2000, as amended (the “Compensation Regulations”), which currently means: (i) fixed compensation for their service on the Board of Directors or any committee of the Board of Directors of NIS 21,210 (equivalent to approximately $6,600) on an annual basis, and (ii) compensation for their participation in any Board of Directors or committee meetings of NIS 615 per meeting attended (equivalent to approximately $190), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent all linked to the Israeli CPI.

As approved by our shareholders, commencing June 2018, our directors affiliated with our controlling shareholder (namely, Mr. Kol) or that may be affiliated with our controlling shareholder (namely, Mr. Winston) are entitled to a meeting attendance fee of NIS 620 (equivalent to approximately $190), or, for attendance via teleconference, 60% of such participation fee and 50% of such fee for the approval of actions of the Board of Directors by way of written consent, all linked to the Israeli CPI.

For the sake of clarity, Mr. Magen is not entitled to any fees in consideration for his service as a member of the Board of Directors or as an executive officer.

No directors have arrangements to receive benefits upon termination of employment.

In 2020, we did not pay any compensation to our executive officer.

In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, the form of which is publicly available as Appendix B to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K submitted to the SEC on December 12, 2011.

For additional details regarding executive compensation, see Item 6.B of our Annual Report, which is incorporated herein by reference.

ITEM 2 – ELECTION OF MR. MANN AS EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two external directors.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with (i) the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power),  with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. Under the Companies Law, the term “affiliation” includes: an employment relationship; a business or professional relationship; control; and service as an “office holder”, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit and compensation committees must be comprised of at least three directors, including all of the external directors.

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional terms of three years each.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

Pursuant to the recommendation of our Board of Directors, the shareholders will be asked at the meeting to re-elect Mr. Mann as external director for a term of three years.

The Company has received a declaration from Mr. Mann, confirming his qualifications under the Companies Law to be elected as external director of the Company. In addition, our Board of Directors has determined that Mr. Mann satisfies the requisite accounting and financial expertise described above. If elected, the nominee will continue to be entitled to the compensation described under "Executive Compensation" above.

A brief biography of the nominee is set forth in Item 1 above under “Other Directors Continuing in Office”.

The Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Avi Mann be re-elected to the Board of Directors for a three-year term as an external director, effective immediately.”

Required Vote

Approval of the above resolutions regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the shareholders described in clause (i) does not exceed two percent (2%) of the aggregate voting rights in the Company.

As of the date hereof, Mr. Magen is our controlling shareholder. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder.

The enclosed form of proxy card includes a certification that you are NOT the controlling shareholder and do NOT have a personal interest in this proposal. Please confirm the same by checking the "YES" box in Item 2A of the proxy card. If you are the controlling shareholder or do have a personal interest in Proposal 2, check the "NO" box in Item 2A of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company's CEO telephone number: +972-72-2117400; or fax number: +972-9-8877326 or email: office@topac.co.il or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CEO on your behalf.

The Board of Directors recommends that the shareholders vote FOR the election of the said nominees.

ITEM 3 – ELECTION OF MS. KANIEL AS EXTERNAL DIRECTOR

(Item 3 on the Proxy Card)

Background

As described in Item 2 above, the Company is required to appoint at least two external directors. To that end, our Board of Directors proposes to re-elect Ms. Mor Kaniel as an external director.

The Company has received a declaration from Ms. Kaniel, confirming her qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that Ms. Kaniel satisfies the requisite professional expertise described in Item 2 above. If elected, the nominee will continue to be entitled to the compensation described under "Executive Compensation" above.

A brief biography of the nominee is set forth in Item 1 above under “Other Directors Continuing in Office”.

The Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ms. Mor Kaniel be re-elected to the Board of Directors for a three-year term as an external director, effective immediately.”

Required Vote

Approval of the above resolutions regarding appointment of the external director will require the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the shareholders described in clause (i) does not exceed two percent (2%) of the aggregate voting rights in the Company.

As of the date hereof, Mr. Magen is our controlling shareholder. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder.

The enclosed form of proxy card includes a certification that you are NOT the controlling shareholder and do NOT have a personal interest in this proposal. Please confirm the same by checking the "YES" box in Item 3A of the proxy card. If you are the controlling shareholder or do have a personal interest in Proposal 3, check the "NO" box in Item 3A of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company's CEO telephone number: +972-72-2117400; or fax number: +972-9-8877326 or email: office@topac.co.il or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CEO on your behalf.

The Board of Directors recommends that the shareholders vote FOR the election of the said nominees.

ITEM 4 - APPOINTMENT OF AUDITORS
(Item 4 on the Proxy Card)

At the Meeting, the shareholders will be asked to approve the re-appointment of Barzily & Co., Certified Public Accountants (Israel), a member of MSI Global Alliance (“Barzily”), as the Company’s auditors until the next annual general meeting of shareholders.

At the Meeting, the shareholders will also be asked to authorize the Board of Directors of the Company to fix the compensation of the Company’s auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors.  With respect to the year 2020, (i) the Company paid Barzily $16,796 for audit of our annual financial statements, consultations on various accounting issues and performance of local statutory audits, and (ii) no other fees, whether for tax or other services, were paid by us to Barzily.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to appoint Barzily & Co., certified Public Accountants (Israel), a member of MSI Global Alliance, as the auditors of the Company until immediately following the next annual general meeting of shareholders; and

“RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee of the Board of Directors.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on this matter.

The Board of Directors recommends that the shareholders vote FOR approval of the above resolutions.

REVIEW AND CONSIDERATION OF THE FINANCIAL STATEMENTS

In accordance with applicable Israeli law, at the Meeting, the audited financial statements of the Company for the year ended December 31, 2020 and the related auditor’s reports in respect thereof will be presented and discussed.

The audited financial statements of the Company for the year ended December 31, 2020 and the related auditor’s report were filed with the SEC as part of our Annual Report, which is available at the SEC’s website, www.sec.gov.

Any shareholder may receive a copy of the said Annual Report on Form 20-F, without charge, upon written request to the Company. None of the auditors’ report or the financial statements form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

It is not anticipated that any matters other than those on the agenda described above will be presented at the Meeting.  If any other matters are properly presented to the Meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

/s/ Joseph Winston
Chairman of the Board of Directors

Dated:  November 22, 2021